[Letterhead of Primoris Services Corporation]

September 11, 2009

Pamela Long, Esq.

Assistant Director

Mail Stop 4631

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549-4631

RE:	Letter dated September 9, 2009
Primoris Services Corporation
Registration Statement on Form S-3
Filed August 13, 2009
File No. 333-161331

Dear Ms. Long:

This letter responds to the comments of your letter dated September 9, 2009 relating to Primoris Services Corporation (“we,” “us,” or the “Company”), a copy of which letter is enclosed for your convenience.

The enclosed clean and marked-to-show-changes copies of Amendment No. 1 to the Company’s Registration Statement on Form S-3, Reg. No. 333-161331 (the “Registration Statement”), contain revisions that are directly in response to your comments. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of September 9, 2009. We have indicated below whether the comment has been responded to in the Registration Statement or the reasons why the Company believes a response is either inapplicable or inappropriate.  The page numbers referenced below correspond to the marked versions of the documents enclosed herewith.

Registration Statement Cover Page

1.                                      Since you are registering the offering under Rule 415 of the Securities Act, please check the applicable box.

We have checked the box on the first page of the Registration Statement indicating that the offering is under Rule 415 of the Securities Act.

2.                                      We note that you are using Rule 429 to combine this registration statement with registration statement file no. 333-134694. Please clarify the following:

•                  Disclose in the paragraph above the second fee table that the new registration statement will be a post-effective amendment of registration statement no. 333-134694.

We have revised our disclosure in the paragraph above the second fee table to state that the new registration statement is a post-effective amendment to registration statement no. 333-134694.

•                  You state that you are combining 5,625,056 shares of common stock registered on registration statement no. 333-134694; however, you only reflect 5,605,956 shares in the table below. Please reconcile or advise.

We have revised our disclosure to correct a typographical error. The correct number of shares of common stock underlying warrants is 5,605,956.  We have also included 28,045 shares of common stock that we inadvertently omitted from the initial filing of the Registration Statement.  These 28,045 shares of common stock are included as part of 28,045 Units that remain outstanding.  Accordingly, we are combining a total of 5,634,001 shares of common stock previously registered on registration statement no. 333-134694.

Our legal counsel has also updated, and we have re-filed, its legal opinion to include reference to the 28,045 shares of common stock that we inadvertently omitted from the initial filing of the Registration Statement.

•                  In footnote (2) to the second fee table, you state that you are combining 4,705,956 shares of common stock registered on registration statement no. 333-134694, representing common stock issuable upon the exercise of warrants underlying units and warrants issued on a private placement basis to insiders. Please disclose the amount registered in the original transaction and the amount you have repurchased.

The following summarizes the status of the warrants:

Registered and issued as part of the original S-1 Registration Statement (file no. 333-134694)	5,175,000
Private placement to insiders, pre-IPO	1,136,364
Subtotal	6,311,364
Less repurchased warrants	(1,605,408)
Net	4,705,956

We have revised our disclosure in footnote 2 of the second fee table to disclose the number of shares of common stock registered in the original transaction and the amount that we have repurchased.

3.                                      Please tell us whether you are using Instruction I.B.1 or I.B.6 of Form S-3 to register the Rule 429 shares. If you are relying on Instruction I.B.1, please explain how you meet the requirements set forth in that instruction. If you are relying on section I.B.6, please provide the disclosure required by Instruction 7 to section I.B.6.

We are using Instruction I.B.1 of Form S-3 to register the Rule 429 shares.  At June 30, 2009, our non-affiliate float was 11,755,247 shares.  The closing price of our stock on June 30, 2009 was $7.42 per share of Common Stock, resulting in an aggregate market value of our common equity held by non-affiliates of $87.2 million.  We therefore qualify under Instruction I.B.1 since our non-affiliate market value is in excess of $75 million.  Please also note that we have indicated that we are now an Accelerated Filer by checkmark on the face of the Registration Statement on Form S-3.

4.                                      Please ensure that all the information that would be required in the prior registration statement for the Rule 429 shares is also included in this registration statement, such as a description of all the related transactions.  In addition, please ensure that all material exhibits relating to the prior offerings are filed and/or listed in the exhibit index for this filing, including opinions and registration rights agreements.

We believe that all information required in the prior registration statement (file No. 333-134694) for the Rule 429 shares has been included in this Registration Statement.

We have added certain additional material exhibits related to the prior offerings as part of our exhibit index to the Registration Statement. We believe that all material exhibits relating to the prior offerings are now included as part of our exhibit index to the Registration Statement.

Resale of Common Stock by Selling Security Holders, page 5

5.                                      We note that 52,688 shares of common stock may be issued to security holders if they achieve certain performance milestones in the fiscal year ending December 31, 2009. We also note your disclosure in the last paragraph that “[t]he Common Stock offered by the selling security holders represents 1,737,936 outstanding shares of Common Stock.” Please revise the disclosure to reflect that 52,688 shares are not yet issued.

We have revised our disclosure on page 5 of the Registration Statement to reflect the fact that the 52,668 shares are not yet issued.  Note that the correct number of shares is 52,668 rather than the 52,688 shares referred to above.

Selling Security Holders, page 7

6.                                      Please describe in greater detail how the selling security holders acquired the shares being offered for resale. Include in your discussion the names, dates and amount of shares acquired and to be offered for resale. Also ensure that the amounts you describe reconcile with the amounts reflected in the selling security table and the registration statement fee table or explain any difference.

We have revised our disclosure on page 8 of the Registration Statement to reflect how the selling security holders acquired the shares being offered for resale.  In each individual case, the shares in the corresponding footnote reconciles with the amounts in the table.

We have ensured that the detail amounts described in the table of Selling Security Holders reconcile with the amounts reflected in the registration statement fee table.

7.                                      Please reconcile your disclosure regarding the transactions with the Foreign Managers with your disclosure on page 1 under Company History and Merger relating to these transactions.

We have revised our disclosure on page 1 of the Registration Statement to reconcile the amounts described in the table of Selling Security Holders for the two Foreign Managers with the disclosure on page 1 of the Registration Statement under Company History and Merger. We have also expanded our disclosure on the first page of the Registration Statement concerning these matters.

8.                                      The total amount of shares of common stock being offered does not reconcile to the amount reflected in your fee table and the amounts described on page 7 and elsewhere in the filing. Please reconcile and include a row at the end of the table showing the total amount being offered. Also revise the number of shares of common stock beneficially owned prior to the offering by Albert Morteboy, since this amount appears incorrect or advise.

We have revised our disclosure throughout the Registration Statement to reconcile the amount of shares being offered with amounts reflected in our fee table and the amounts described on page 7 and page 8 and elsewhere in the Registration Statement. We have also inserted a row at the end of the fee table showing the total amount of 1,737,936 shares of common stock being offered.

We have also revised the Selling Security Holders table to reflect 84,768 shares of common stock being offered by Albert Morteboy.

General

We have amended the Registration Statement as identified above in response to your comments.  To aid your review, we enclose a marked copy of the Registration Statement.  We trust the above responses have addressed the various issues and questions you have identified.

Sincerely,

/s/ Peter J. Moerbeek
Peter J. Moerbeek
Executive Vice President, Chief Financial Officer

Enclosures
cc:	Sherry Haywood, Esq. (w/ encl.)
Thomas J. Crane, Esq. (w/o encl.)